

September 13, 2010

Mr. Michael C. Ray
Chief Executive Officer
Vera Bradley, Inc.
2208 Production Road
Fort Wayne, Indiana 46808

     RE: Vera Bradley, Inc.
             Amendment to Registration Statement on Form S-1
             File No. 333-167934
             Filed September 9, 2010

Dear Mr. Ray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed September 9, 2010

Prospectus Summary, page 1

1.   We note your response to prior comment two from our letter dated August 26, 2010. The reference to the potential to open 300 stores in the long-term is currently unclear within the context of your overall plans for the business. In an appropriate location, please revise to address your store expansion plans including whether you intend to grow your stores to this level, if so, when, and whether you foresee adding new stores at an increasing rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 30

2. We note your response to prior comment five from our letter dated August 26, 2010 and partially reissue. To enhance investor's understanding of your business, please revise to quantify the effect of each causal factor that you cite for material changes in your results of operations. In this regard your discussion should tell the story of your business through the eyes of management and tie your results and overview together in a more thorough analysis.

Executive Compensation, page 64

3. We note your disclosure on page 68 that you paid certain named executive officers additional cash bonuses in connection with their Section 83(b) elections. Please disclose the amounts on an individual basis.

Part II

Exhibits

Exhibit 10.4

4. We note that exhibit 10.4 is missing exhibits to the exhibit. Please file the exhibit in its entirety, as required by Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services